2001 annual report







Hauppauge!®

table of contents

corporate profile .... page 1
president's message .... pages 2 - 3
about our technology .... pages 5 - 8
management's discussion & analysis
of financial condition and results of operations .... pages 9 - 16
selected financial data .... page 17
consolidated balance sheets .... page 18
consolidated statements of operations .... page 19
consolidated statements of other comprehensive income (loss) .... page 20
consolidated statements of stockholders' equity .... page 20
consolidated statements of cash flows .... page 21
notes to consolidated financial statements .... pages 22 - 34
auditor's report .... page 35
market for common equity and related stockholder matters .... page 36
corporate information .... inside back cover

selected financial data

Years ended September 30,	2001	2000	1999	1998	1997
		(in thousands, except for per share amounts)			
Net Sales	$ 50,910	$ 66,292	$ 58,602	$ 38,757	$ 25,613
Income, (loss) before taxes on income	$ (1,851)	$ (2,183)	$ 4,593	$ 2,482	$ 1,042
Net income, (loss)	$ (2,282)	$ (999)	$ 3,118	$ 1,958	$ 986
Diluted net income, (loss) per share	$ (0.26)	$ (0.11)	*$ 0.33	*$ 0.21	*$ 0.11
Shares Outstanding, (diluted) millions	8,910	8,837	*9,480	*9,354	*8,870
Balance Sheet Data (at period end):					
Working capital	$ 10,258	$ 11,767	$ 12,533	$ 9,536	$ 8,689
Total assets	$ 18,784	$ 26,315	$ 27,728	$ 22,897	$ 14,471
Stockholders' equity	$ 11,186	$ 13,654	$ 13,322	$ 10,037	$ 8,966

*Periods restated to reflect 2 for 1 stock split

corporate profile

Hauppauge Digital Inc. is a worldwide leader in TV-in-a-window products for the Personal Computer (PC) and Macintosh markets. Sold under the "WinTV®" and "MyTV™" names, these digital video products allow PC and Apple Macintosh users to watch television on their computer monitors, video conference and create both still video images and digital video movies.

WinTV boards are designed to be installed in PCs to display video in a PC window, and enhance the usefulness of professional and consumer PCs by allowing users to watch live television in a resizeable window on their PC screen and view video images from cameras and video conference through their PC, while simultaneously allowing traditional PC applications to be run. In addition to allowing PC users to "watch TV on their PC", the WinTV boards can be used to receive data broadcasts.

WinTV boards can be added as upgrades to existing personal computers, or incorporated by original equipment manufacturers (OEMs) into their multimedia personal computer packages, and are sold domestically and internationally through computer product retailers and distributors.

MyTVs perform similar functions for the Apple Macintosh market, and connect through the USB port.

Hauppauge develops both hardware and software using its internal Research and Development teams, plus licenses hardware and software from third parties.

Hauppauge Digital, Inc. is headquartered in Hauppauge, New York. The Company and its subsidiaries have offices in New York, Ireland, Germany, London, Paris, the Netherlands, Sweden, Italy, Singapore and California. Information on the company and its products can be obtained by visiting Hauppauge's web site at http://www.hauppauge.com.

financial highlights

net sales
(in millions)


14.7
25.6
38.7
58.6
66.3
50.9
96 97 98 99 00 01

net income (loss)
(in millions)


.3
1.0
2.0
3.1
-1.0
-2.3
96 97 98 99 00 01

net income (loss)
per share


.04*
.11
.21*
.33*
-.11
-.26
96 97 98 99 00 01

*Periods restated to reflect 2 for 1 stock split



The 2001 fiscal year was a difficult one for Hauppauge, as it was for many companies in our segment of the personal computer market. The slowdown in sales growth, which started in mid fiscal 2000, continued into our 2001 fiscal year and turned into a sharp sales decline for the full year. In the midst of this slowing of sales, our Chief Executive Officer and co-founder of our Company, Ken Aupperle, passed away suddenly while on company business. Ken's loss created challenges in the day-to-day operations of Hauppauge, which, fortunately, were met by our key department managers.

At the conclusion of our 2001 fiscal year, our sales were down 23% compared with 2000, and Hauppauge, as well as much of the high tech industry, was in the midst of a global recession.

As the 2001 fiscal year progressed and we continued to see quarterly declines in our business, we cut expenses in all departments except for Research and Development. The combination of cost cutting and personnel attrition, plus some restructuring of operations, led us to reduce our overhead by 11% while continuing to allow us to invest in R&D. Excluding write downs we took for goodwill impairment and slow moving and obsolete inventory on our older products, the Company achieved a breakeven profitability for the year.

This slowdown geographically was across the board: in the U.S., Europe and Asia. Our retail sales are somewhat related to the sales of new personal computers: the more new PC's that are sold, the more potential customers there are for our TV receiver products. North America had the sharpest declines in sales at 39%, as we lost two key customers due to their corporate restructuring. In Europe, which accounted for 70% of our business, sales declined by 20%, as PC sales declined and we saw more competition at the low end of our product range.

However, the results of our prudent financial stewardship paid off: due to the reduction of overhead and other manufacturing costs, and the increase in sales of our newer products, gross profit margins, on a pro forma basis (excluding inventory write downs), increased from 19% to 21%.

There were other bright spots as well. Sales of our new Personal Video Recorders, which were introduced at the beginning of fiscal 2001, continued to grow throughout the year, while the sales of our older analog TV receivers declined 41%. Our digital TV products also bucked the trend, growing 27% from the 2000 fiscal year. The message here is that product innovation, new products, and new technologies, all traditional Company strengths, will lead the way for Hauppauge as the technology recession ends.

We classify our products into three main categories: analog TV receivers, which were the Company's first PC based TV receivers in the early 1990's; digital TV receivers for the U.S. and International markets; and Personal Video Recorder products. I'd like to share our progress in each of these areas in 2001.


Kabelfernsehen,
Radio und Videotext
am PC
WinTV-DVB-c
Modell 727
WinTV
DVB-c
Digitales Fernsehen, Radio und Videotext über Kabelanschluss
TV-OUT zum Anschluß eine
Fernsehgerätes
Aufnahme und Wiedergabe
von TV (MPEG-2) und digitalem Radio (MP2)
Hardware MPEG-2-Decode

Analog TV Receiver Products

Our R&D team started developing a new line of analog TV receivers in 2001. Even though the market for analog TV receivers is mature, and will eventually be replaced by digital TV receivers, we believe there will still be analog cable TV and analog TV transmissions for many years ahead. To preserve the leadership position Hauppauge maintains in this segment of the market, we are developing new, lower cost, more feature rich analog TV receiver products.

Digital TV Receiver Products

In 2001 we started to ship our third generation High Definition digital TV receiver for the North American market. Called the WinTV-HD, this board can be used both in PC based hi-def TV home theater systems and for PC hi-def TV display. Two new features of the WinTV-HD are its ability to record and playback high definition TV shows from a PC's hard disk, plus its ability to display high definition television on an external hi-def TV monitor. We intend to continue to enhance the features of the WinTV-HD, and plan to release these new features to the market as our R&D department completes them.

For the rest of the world, we introduced new, lower cost versions of our DVB (Digital Video Broadcasting) receiver products in 2001. These included a new version of our WinTV-DVB plus a USB (external) version of the WinTV-DVB. In addition to winning OEM projects for the WinTV-DVB in Asia, we started to see interest from content providers who want to use DVB transmissions to send high speed data to PC's, and in 2001 we began to ship a DVB receiver which could deliver the entire 30 million bits per second datastream. We are currently building DVB routers for an OEM customer, and we have found a growing market for DVB products as broadcast data receivers.


WinTV
DVB-satellite

We now have three variations of DVB receivers for satellite, cable and terrestrial broadcasts. This allows us to cover the requirements for high performance DVB video reception, DVB data reception and for external USB-based DVB receivers. I believe Hauppauge offers the most complete set of PC based digital TV products in the world, and we intend to be the leader in digital TV receivers in the years ahead, an area where the growth could be quite exciting.

Personal Video Recorder Products

In early 2001 we started to develop our third line of Personal Video Recorder products. The goal was to hit significantly lower product costs, and to deliver a new set of features aimed at allowing recorded TV to be displayed directly on TV sets. I am happy to say that our development team completed this project in fiscal 2002, and has been working with several OEM customers to integrate this new product into PC based home entertainment devices, in addition to our traditional consumer add-on market. Called the WinTV-PVR-250 and WinTV-PVR-350, these products are expected to become the leading members of our PVR product line next year.

Finally, we believe that wide acceptance of digital TV technology, and the integration of PC's with the TV in home entertainment systems, is ahead of us, not behind us.


Hauppauge
WinTV NOVA-CI-s
CE
PHILIPS

We believe the future holds great promise for Hauppauge, and with more and more consumers seeking digital TV technologies for home theater applications and PC integration, Hauppauge is positioned to provide the solutions they seek.

In 1991 we launched our first TV receiver product with the vision that TV video will become an increasingly important part of the consumer PC experience. We believe in this vision today even more strongly than we did 10 years ago.

In business, what might be called "luck" is actually the junction of opportunity and preparation. And so we believe that we are at that junction, at the right time with the right products. We have never been more enthusiastic or steadfast in our commitment to the consumer market.

One final note: Hauppauge's evolution as a company has continued into 2002 with the appointment of our new President and Chief Operating Officer, Dean Cirielli. Dean is well-suited to provide Hauppauge with a balance of technological know-how, coupled with a keen sense of business acumen.

I once again am gratified by the support of our shareholders, our employees and industry partners.

Thank you!



Ken Plotkin

Chairman and CEO


TV shows with instant replay
and program pause
Burn your favorite TV
shows onto CD-ROM
WinTV-PVR-250
model 980
WinTV
PVR
250
PERSONAL VIDEO
RECORDER
or full screen!

about our technology

One of the most gratifying aspects of working for the leading TV-in-a-PC company is the customer feedback – real people telling us about the benefits of having television on their PC! They report that they are more effective at work by having live up-to-the-minute news on their PC screen while they surf the net, and that they enjoyed the discussion about last night's sitcom, which they were able to watch while catching up on their e-mail at home. They tell us that they chat online about the ball game while actually watching the game on their PC, or how they recorded the latest music videos while they worked on their term paper!

With over two million units sold, Hauppauge products bring information and entertainment to a variety of PC users, with more folks joining the fun all the time! And it's all made possible and affordable through an incredible series of advances in technology.

Hauppauge introduced the "TV on your PC" concept in 1991. The first generation of ISA-bus based WinTVs put the live


WinTV

image on the PC screen using a technique called "chroma keying," and required a dedicated "feature connector cable" between the WinTV and the PC's VGA board. For the first time a PC user could watch television in a resizeable window on their PC screen! Introduced at $495, initial customers were mostly professional PC users who typically spent many hours on their PCs and found having television in a window on their desktop useful and entertaining. For example, PC users working in the financial markets were able to watch stock market related TV shows while they worked. Recording television shows to disk and Teletext capabilities, valued features in today's models, can also trace their origins to the first WinTV generation.

In 1993, Hauppauge invented a technique called "smartlock", which eliminated the need for the problematic "feature connector cable." In 1994, we introduced the "WinTV-Celebrity" generation of TV tuner boards based on "smartlock" technology, greatly improving customer satisfaction. The CinemaPro series of WinTV boards used smartlock and other techniques to reduce cost and improve performance.

In June of 1996, Hauppauge introduced the WinTV-pci, which reduced cost even further by completely eliminating the "smartlock" circuitry and memory used on the previous generation, through a technique called "PCI Push." The emerging Intel Pentium-based PCs used the new PCI bus for add-in boards, which allowed data to be moved at a much higher rate than the older ISA bus. The "PCI Push" technique moves the live video image 30 times per second (in Europe the image is moved 25 times a second) over the PCI bus!


WinTV

In addition to allowing a new low price point, WinTV-pci had higher digital video capture performance than previous models, recording television shows to a PC's hard disk at up to 30 frames per second. With this higher performance recording capability, the WinTV-pci found new uses in video conferencing, video surveillance and Internet streaming video applications. From $495 in 1991, advances in circuit integration have allowed us to continually drive costs downward; at $49 in 1999, the extremely popular WinTV-Go finally made TV-in-a-PC affordable for everyone!

In 1999, Hauppauge introduced its first digital TV receivers, reflecting our belief in the transition from analog to digital television in both the United States and Europe. The WinTV-D, developed during 1999 and introduced at the beginning of fiscal 2000, was our first product for the U.S. market which allowed PCs to receive and display both analog and digital TV signals. In 1999 we also began shipping the WinTV-DVB board for the European market, bringing digital satellite TV to PCs using the European Digital Video Broadcast standard.

In addition to displaying digital TV in a resizeable window, both WinTV-D and WinTV-DVB have the ability to receive data which broadcasters may send along with the digital TV signal. Data broadcasts on digital TV can be transmitted at several million bits per second. Hauppauge has developed software which can decode and display some of these data broadcasts, and we expect to continue this work as such broadcasts become more widespread.


Hauppauge!
Worldcup 2002 Edition
Don't miss the games...
Watch or record them on your PC!
WinTV-PVR-250
model 983
WinTV
PVR 250
PERSONAL VIDEO
RECORDER
PC screen!
back anytime!
to come!

In 1999 we also introduced our first external television receiver which plugs into the USB port that most new PCs are equipped with. Marking a new point in ease of installation, WinTV-USB has proven to be popular with desktop PC users as well as laptop owners. We currently have three models of USB TV receivers: the original WinTV-USB plus the WinTV-USB-FM and WinTV-PVR-USB.

During fiscal 2000 we developed our latest product line, the WinTV Personal Video Recorder, which adds high quality compression to the television recording feature available on all of our WinTV products. Using highly integrated MPEG-2 video compressors, the WinTV-PVR's allow television shows to be recorded to a PC's hard disk and played back to the PC monitor at any time. It is great for recording a user's favorite TV shows while they are at work. TV shows can also be recorded onto either a CD-ROM or a recordable DVD, and then played back in your home DVD player. We can imagine a time when home TV recordings will no longer be done on videotape, but instead recorded to DVD using devices like the WinTV-PVR! By the end of fiscal 2000 we had developed two models of WinTV-PVR's, one an internal plug-in board and one an external USB box, both of which were introduced to the market in early fiscal 2001.


MPEG2
WinTV
PVR
PERSONAL VIDEO
RECORDER
Hauppauge!

Under development in fiscal 2001 was our newest series of PVR products. Code named "Sag Harbor", these internal PVR's have been introduced during 2002, delivering both lower price points and more functions than our initial PVR products.

Innovations in hardware design must be paced by advances in software; in fact, Hauppauge has more software engineers than hardware engineers! Our software team makes sure that each WinTV owner gets the full use and enjoyment out of the product, whatever PC or operating system it is used with. Our software development team created features for the WinTV-PVR product family which will make it more useful and fun to use.

Hauppauge's development efforts are currently focused on personal video recorder products, digital television products, and the application of new video compression technologies to home networked products. We are also developing even more highly integrated versions of our hardware products to further improve performance and reduce cost, and new versions of our software to add features, improve ease of use, and provide support for new operating systems.

As you can see, the technologies underlying our products are subject to rapid change. Our product innovations create the opportunity to enhance performance, ease of use, and cost-effectiveness for our customers. We maintain an aggressive research and development program in order to be able to respond quickly to technological advances by developing and introducing new products, successfully incorporating such advances in existing products, and obtaining licenses, patents, or other proprietary technologies to be used in connection with new or existing products. We more than doubled our research and development expenditures in the last three years and we will continue to grow this investment in our future, and in our customers' enjoyment!


WinTV
NTSC
48251 Rev E133

Results of operations
September 30, 2001 and 2000

Sales decreased $ 15,382,028 for the fiscal year ended September 30, 2001 compared to the prior year as detailed geographically in the table below:

	Year ended September 30, 2001	Year ended September 30, 2000	Increase (decrease)	Percent Increase (decrease)
Domestic	$ 11,888,839	$ 19,504,372	$ (7,615,533)	-39%
Europe	35,624,555	44,667,287	(9,042,732)	-20%
Asia	3,397,069	2,120,832	1,276,237	60%
Total	$ 50,910,463	$ 66,292,491	$ (15,382,028)	-23%

The primary forces causing the decrease were:
- Reduction in analog board sales
- Sluggish worldwide economic conditions
- Lower average Euro to dollar exchange rates

Sales to domestic customers were 23% of net sales compared to 29% for the prior year. Sales to European customers were 70% of net sales compared to 68% for the same period of the prior year. Sales to Asian customers were 7% compared to 3% for the prior year.

Gross margins decreased $3,013,889 for the year ended September 30, 2001. Gross margin as a percent of sales was 17.39% for the year ended September 30, 2001 compared to 17.90% for the year ended September 30, 2000. The components of the margin decrease are detailed below:

	Increase (decrease)
Decrease due to lower sales	$ (3,844,481)
Increase due to improved material margins	2,036,221
Decrease due to labor related and other costs	(342,853)
Inventory provision for obsolescence in excess of prior year's provision	(862,776)
Net decrease in margins	$ (3,013,889)

The decrease of 0.51% in the gross margin percentage for the fiscal year ended September 30, 2001 is as follows:

	Increase (decrease)
Improved margin on assembled boards	4.00%
Increased labor related and other costs	(2.36%)
Inventory reserve	(2.15%)
Net decrease	(0.51%)

The improved margins on assembled boards was primarily derived from:
- Cost savings obtained from the shifting of product pack out from an outside third party to our distribution center in Ireland
- Larger sales mix of higher gross margin product

Increases in labor related and other costs was primarily due to the overhead, labor and pack out material expenses of our Irish distribution center, which commenced operations during the fourth quarter of fiscal 2000.

In recognition of the sales decline from fiscal 2000, slower sales of older product lines and engineering changes to products, we reviewed the net realizable value of our inventory as of September 30, 2001. We deemed it necessary to increase our reserve for obsolete and slow moving inventory. An additional reserve of $1,863,000 was recorded during the fourth quarter of fiscal 2001 and charged to cost of sales. The additional reserve decreased margins by 2.15% for fiscal 2001.

The chart below illustrates the components of selling, general and administrative expenses:

	Years ended September 30,					
	Dollar Costs			Percentage of Sales		
	2001	2000	Increase (Decrease)	2001	2000	Increase (Decrease)
Sales and Promotional	$ 6,479,351	$ 8,159,606	$ (1,680,255)	12.8%	12.3%	.5%
Customer Support	380,488	464,921	(84,433)	.7%	.7%	-%
General and Administrative	3,422,635	3,607,086	(184,451)	6.7%	5.4%	1.3%
Total	$ 10,282,474	$ 12,231,613	$ (1,949,139)	20.2%	18.4%	1.8%

Selling General and Administrative expenses decreased $1,949,139 from the prior year. As a percentage of sales, Selling, General and Administrative expenses for the fiscal year ended September 30, 2001 increased by 1.8% when compared to the prior year.

The decrease in sales and promotional expense of $1,680,255 was mainly due to:

- Lower advertising costs of $1,009,768 due to lower co-operative advertising and reduced special promotions
- Reduced European sales office costs of $314,358
- Lower commission payments of $293,489 due to lower sales
- Decreased compensation costs of $21,513 due to personnel reductions

Customer Support costs decreased $84,433 mainly due to lower compensation costs.

The decrease in General and Administrative expenses of $184,451 was primarily due to:

- Increase in compensation costs of $68,656 related to the hiring of an MIS Director, an in house attorney, and the compensation costs related to the addition of Eskape™ Labs administrative personnel somewhat offset by personnel reductions
- Increased amortization costs of $120,045 mainly due to the amortization of goodwill and intangible assets related to the Eskape™ Labs acquisition
- Decreased professional fees of $231,170 related to termination of outside consulting agreements and lower legal costs relating to legal fees incurred for a patent infringement suit and legal costs associated to the start up of our Luxembourg operation
- Lower rent costs of $25,035 due to the consolidation of the Eskape™ Labs office in California into the Hauppauge office

Research and development expenses decreased $155,508 or approximately 9.0%. The decrease was due to lower worldwide compensation costs and less material and contract services consumed.

Litigation settlement

In 1997, we licensed a file conversion library for use in our WinTV® applications.

On June 14, 2001, we received notice that Accusoft Corporation ("Accusoft") had commenced an action against us in the United States District Court for the District of Massachusetts (the "District Court"), alleging that we:

- had infringed Accusoft's copyright in certain software in violation of Title 17 of the United States Code
- had violated the terms of its software license by making excess copies of the software without paying additional royalties
- used the software for unauthorized purposes

On July 31, 2001, we and Accusoft reached a settlement and release of all claims against company in exchange for payment of the settlement amount of $212,500.

Impairment of goodwill

During fiscal 2000, we acquired certain assets of Eskape™ Labs, Inc. This acquisition was accounted for using the purchase method. The fair value of the consideration paid exceeded the fair value of the assets acquired and goodwill of approximately $810,000 was recorded.

Due to changing conditions during fiscal 2001, the following events and circumstances indicated to us that our goodwill asset has been impaired and was not likely to be recovered:

- Eskape™ Labs was not profitable during fiscal 2001 and did not contribute, nor is expected to contribute, any positive cash flow stream
- Eskape™ Labs did not fulfill its internal sales forecast for fiscal 2001
- The asset value was greater than the estimated future cash flows
- At the time of the acquisition, we hired approximately 10 of the Eskape™ Labs employees, including three from senior management. Only four employees remain
- Certain Eskape™ Labs products have been deemed by management as slow moving products

In recognition of the above events, we recognized an impairment loss during the fourth quarter of fiscal 2001 for the entire remaining goodwill balance of $701,919.

We have recorded the impairment loss as a component of income (loss) from operations.

Other income (expense)

We had net other income for the year ended September 30, 2001 of $2,002,181 compared to net other expense for the prior year of $153,567 as detailed below:

	Year Ended 9/30/01	Year Ended 9/30/00
Interest income	$ 42,137	$ 104,485
Interest expense	(30,833)	(15,134)
Foreign currency transaction losses	(15,863)	(242,479)
Officer life insurance proceeds	2,000,000	-
Other	6,740	(439)
Total other income	$ 2,002,181	$ (153,567)

The increase in net other income was due to lower foreign currency transaction losses and insurance proceeds collected from a key man life insurance policy on the late Mr. Kenneth Aupperle, offset somewhat by interest expense on borrowings outstanding. See "Legal Proceedings" for a discussion on certain pending litigation on the said life insurance policy.

Tax provision (benefit)

Our net tax provision (benefit) for the year ended September 30, 2001 and 2000 is as follows:

	2001	2000
Tax (benefit) attributable to U.S operations	$ (501,000)	$ (1,311,072)
Tax expense Asian operations	44,200	-
Tax expense European operations	123,500	127,000
Deferred tax asset valuation allowance	1,082,797	-
Net tax provision (benefit)	$ 749,497	$ (1,184,072)

Effective October 1, 1999, we restructured our foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation, which functions as the entity which services our European customers. The new structure created separate domestic and foreign tax entities, with the new Luxembourg entity paying a license fee to our domestic operation for use of the Hauppauge name. For the last two fiscal years, our domestic operation has incurred losses. At September 30, 2000, our domestic operation had a deferred tax benefit of $1,267,997. We analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 and we concluded that under the present circumstances, it would be appropriate for us to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to our tax provision for $1,082,797.

The adoption of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", on October 1, 2000 resulted in a $319,000 gain, due to the cumulative effect of a change in accounting principle.

As a result of the above, we recorded a net loss of $2,281,697 for the year ended September 30, 2001, which resulted in basic and diluted loss per share of $0.26 on weighted average basic and diluted shares of 8,910,117, compared to a net loss of $999,215 for the year ended September 30, 2000, which resulted in basic and diluted loss per share of $0.11 on weighted average shares of 8,837,256. Options to purchase 1,827,326 and 1,610,226 shares of common stock at prices ranging $1.05 to $10.06 and $1.35 and $10.06 respectively were outstanding as of September 30, 2001 and 2000, respectively but were not included in the computation of diluted earnings per share because they were anti-dilutive.

Results of operations

September 30, 2000 and 1999

Sales for the year ended September 30, 2000 were $66,292,491 compared to $58,601,611 for year ended September 30, 1999, an increase of $7,690,880 or 13%, comprised of a 22% increase in domestic sales and a 10% increase in European sales. The forces driving the sales growth were:

- Sales of new products introduced during the latter part of fiscal 1999, including the WinTV®-USB, the WinTV®-DVB and the WinTV®-Go
- Sales contribution from our Singapore office, which was opened during the fourth quarter of fiscal 1999
- Sales contribution of Eskape™ Labs line of products for the Apple® Macintosh® market

Sales to domestic customers for the fiscal 2000 were 29% of net sales compared to 27% for fiscal 1999. Sales to international customers were 71% of net sales for fiscal 2000 compared to 73% for the prior fiscal year.

Gross profit for the year was $11,867,493 compared to $15,574,505 for the prior fiscal year, a decrease of $3,707,012. The gross profit percentage was 18% for the current period compared to 27% for the prior comparable period. Factors contributing to the decrease in gross profit margins include:

- Decline in the Euro to U.S. dollar exchange rate
- Larger sales mix of lower margin product
- A $1,000,000 reserve for certain excess inventory related to our digital TV receiver products be recorded during the quarter ended June 30, 2000 to reflect tepid sales of digital products

The chart below illustrates the components of selling, general and administrative expenses:

	Years ended September 30,					
	Dollar Costs			Percentage of Sales		
	2000	1999	Increase	2000	1999	Increase/ (Decrease)
Sales & Promotional	$ 8,160,214	$ 6,073,732	$ 2,086,482	12.4%	10.4%	2.0%
Customer Support	464,921	447,860	17,061	.7%	.7%	-
General and Administrative	3,606,478	3,343,627	262,851	5.4%	5.7%	(.3%)
Total	$ 12,231,613	$ 9,865,219	$ 2,366,394	18.5%	16.8%	1.7%

As a percentage of sales, selling, general and administrative expenses for the year ended September 30, 2000 increased by 1.7% when compared to the prior year. Represented in dollars, selling, general and administrative expenses increased $2,366,394 over the comparable prior fiscal year.

The increase in sales and promotional expense of $2,086,482 was mainly due to:

- Full year compensation costs for Singapore office
- Compensation costs for Eskape™ Labs' personnel
- Increased marketing department staff
- Higher commission attributable to increased sales and higher effective commission rate
- Higher co-op advertising costs due to increased sales
- Increased cost of European sales offices due to expanded marketing and customer support activities
- Increased trade show costs due to attendance at shows geared to the Apple®Macintosh® market

Customer support increased $17,061. Customer support costs increases were mainly due to customer support service required to handle Asian customers.

The increase in general and administrative expenses of $262,851 was primarily due to:

- Higher professional fees for worldwide investment, tax and litigation advice and the cost of defending a patent litigation lawsuit
- Hiring of in house staff counsel
- Contractual salary increases for senior executives
- Compensation of Eskape™ Labs' administrative staff
- Compensation of Singapore office's administrative staff
- Increased rent of the California office due to additional space required to house Eskape™ Lab personnel
- Full year of rent for the Singapore office
- Direct building overhead costs of the Singapore and Eskape™ Lab offices
- Increased communication costs due to Singapore and Eskape™ Lab offices
- Amortization of Goodwill and other intangible assets acquired in the Eskape™ Labs acquisition
- Depreciation for fixed assets located at the Singapore and Eskape™ Lab offices

Research and development expenses increased $409,064 or approximately 33%. The increase was due to the engineering compensation costs at our Singapore and Eskape™ Labs offices.

We had net other expenses for the year ended September 30, 2000 of $153,567 compared to net other income for the prior year of $139,878. The decrease in net other income was primarily due to lower returns on monies invested and foreign currency losses due to the decline of the Euro and British Pound Sterling.

We recorded an income tax benefit of $1,184,072 for the year ended September 30, 2000 compared to a tax provision of $1,475,000 for the year ended September 30, 1999. Effective October 1, 1999, we restructured our foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation, which will function as the entity which services our European customers. Our tax provision for the year ended September 30, 2000 was based on this new structure. As a result of losses attributed to domestic operations, the tax benefit derived from domestic losses offset the taxes due on income attributable to the European operation.

As a result of the above, we incurred a net loss after taxes for the year ended September 30, 2000 of $999,215, which resulted in a basic and diluted loss per share of $0.11, on weighted average basic and diluted shares of 8,837,256, compared to net income after taxes of $3,117,628 for the year ended September 30, 1999, which resulted in basic and diluted earnings per share of $0.36 and $0.33 on weighted average shares, adjusted for the stock split, of 8,632,432 and 9,479,748, respectively. Options to purchase 1,610,226 and 95,000 shares of common stock were outstanding as of September 30, 2000 and 1999, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

On February 10, 2000 our Board of Directors authorized a two for one stock split effected as a 100% common stock dividend. The stock split has been reflected retroactively for all issued common stock.

Seasonality

As our sales are primarily to the consumer market, we have experienced certain seasonal revenue trends. Our peak sales quarter, due to holiday season sales of computer equipment, is our first fiscal quarter (October to December), followed by our fourth fiscal quarter (July to September). In addition, our international sales, mostly in the European market, were 77%, 71% and 73 % of sales for the years ended September 30, 2001, 2000 and 1999, respectively. Our fiscal fourth quarter sales (July to September) can be potentially impacted by the reduction of activity experienced in Europe during the July and August summer holiday period.

To offset the above cycles, we target a wide range of customer types in order to moderate the seasonality of retail sales.

Liquidity and Capital Resources

Our cash, working capital and stockholders' equity position is disclosed below:

	As of September 30,		
	2001	2000	1999
Cash	$ 4,422,239	$ 2,744,855	$ 6,122,922
Working Capital	10,258,143	11,766,900	12,533,310
Stockholders' Equity	11,185,618	13,653,677	13,322,091

The significant items of cash provided by and cash (used) for the fiscal year ended September 30, 2001 are detailed below:

Net (loss) (adjusted for non cash items including an inventory reserve of $1,862,776)	733,204
Decrease in accounts receivable, inventory and other prepaid assets	4,113,197
Decrease in deferred tax assets	1,082,797
Decrease in income taxes receivable	995,045
Decrease in accounts payable and accrued expenses	(3,877,675)
Foreign currency translation adjustments	(267,204)
Purchase of property, plant & equipment	(143,055)
Proceeds from option exercises and employee stock purchase plan	78,573
Loan repayments	(1,000,000)
Purchase of treasury stock	(37,498)
Net increase in cash	$ 1,677,384

Net cash of $3,046,568 provided by operating activities was primarily due to a decrease in accounts receivable, inventory and prepaid assets of $4,113,197, a decrease in deferred tax assets of $1,082,797, a net decrease in income tax receivables of $995,045 and the net loss adjusted for non cash items (the largest being an inventory reserve charged to operations of $1,862,776) of $733,204, offset partially by cash used to fund the net decrease in accounts payable and accrued liabilities of $3,877,675.

Cash of $143,055 and $37,498 was used to purchase fixed assets and purchase treasury stock. Proceeds from the exercise of stock options and stock purchased by employees from the employee stock purchase plan provided additional cash of $78,573. Foreign currency translation adjustments decreased cash by $267,204

On June 1, 2000 we acquired certain assets of Eskape™ Labs Inc. ("Eskape"), a California based company specializing in designing and manufacturing TV and video products for Apple® Macintosh® computers. The purchased assets expand and complement our product line into the Apple® Macintosh® market. The cash price for the acquisition, which was accounted for under the purchase method, was approximately $900,000, which included $100,000 in direct transaction costs and a restrictive covenant totaling $50,000. In addition to the price paid for the acquired assets, the purchase agreement also provided for contingent additional consideration, none of which was earned. See (Note 10) to "Consolidated Financial Statements."

On April 5, 2001 we extended our agreement with Chase Manhattan Bank, to provide us with a $6,500,000 credit facility. The facility allows us, at our option, to borrow at prime rate, which was 6% at September 30, 2001 or 1.25% above the London Interbank Offered Rate. The facility is secured by our assets, and expires on March 31, 2002. As of September 30, 2001, we had no borrowings outstanding under this line of credit.

On November 8, 1996, we approved a stock repurchase program for the repurchase of up to 600,000 shares of our own stock. We will use the repurchased shares for certain employee benefit programs. On December 17, 1997, the stock repurchase program was extended by a resolution of our Board of Directors. As of September 30, 2001, we held 465,086 treasury shares purchased for $1,371,562 at an average purchase price of approximately $2.95 per share. As of September 30, 2000, we held 429,602 treasury shares purchased for $1,334,064 at an average purchase price of approximately $3.11 per share.

We believe that our current cash position and availability under our bank line of credit will be sufficient to satisfy our anticipated operating needs for at least the ensuing twelve months.

Inflation

While inflation has not had a material effect on our operations in the past, there can be no assurance that we will be able to continue to offset the effects of inflation on the costs of our products or services through price increases to our customers without experiencing a reduction in the demand for our products; or that inflation will not have an overall effect on the computer equipment market that would have a material affect on us.

Euro

On January 1, 1999, the Euro was adopted in Europe as the common legal currency among 11 of the 15 member countries of the European Community. On that date, the participating countries established fixed Euro conversion rates (i.e. the conversion exchange rate between their existing currencies and the Euro). The Euro now trades on currency exchanges and is available for non-cash transactions. A new European Central Bank was established to direct monetary policy for the participating countries.

Prior to the adoption of the Euro, we billed our European customers in German Marks or British Pounds, depending upon which currency the customer preferred to be billed in. Effective January 1, 1999, we began invoicing our customers who are located in the eleven member countries in Euros. We continue to bill customers located in the United Kingdom in British Pounds. The benefits to billing customers in Euros were twofold:

- Our foreign currency hedging program was streamlined to the Euro and the British Pound
- The pricing from country to country was harmonized, eliminating price differences between countries due to the fluctuating local currencies

The conversion to Euros was handled without any material disruptions to the Company.

Market Risks

Due to extensive sales to European customers with payment made to us in those local currencies and limited expenses paid in local currencies, we are a net receiver of currencies other than the U.S. dollar. As such, we benefit from a weak dollar and are negatively affected by a strong dollar relative to the major worldwide currencies, especially the Euro and British Pound Sterling. Consequently, changes in exchange rates expose us to market risks resulting from the fluctuations in the foreign currency exchange rates to the U.S. dollar. We attempt to reduce these risks by entering into foreign exchange forward contracts with financial institutions to protect against currency exchange risks associated with our foreign denominated sales.

The strength or weakness of the U.S. dollar against the Euro and British Pound Sterling impacts our financial results. Changes in exchange rates may positively or negatively affect our revenues, gross margins, operating income and retained earnings (which are all expressed in U.S. dollars). We engage in hedging programs aimed at limiting, in part, the impact of currency fluctuations. By selling foreign currency futures, we fix the rate of exchange at the time we enter into the contract. We deliver these currencies to the financial institutions at a later date when we actually receive the foreign currency.

As of September 30, 2001, we have foreign currency forward contracts outstanding of approximately $7,492,300 against delivery of the Euro. The contracts expire through January, 2002. As of September 30, 2001, we had realized losses from foreign currency forward contracts of $121,860.

Although we do not try to hedge against all possible foreign currency exposures because we can not fully estimate the size of our exposure, the contracts we procure are specifically entered into to as a hedge against existing or anticipated exposure. We do not enter into contracts for speculative purposes. Although we maintain these programs to reduce the short term impact of changes in currency exchange rates, when the U.S. dollar sustains a long term strengthening position against the foreign currencies in countries where we sell our products, our revenues, gross margins, operating income and retained earnings can be adversely affected. Factors that could impact the effectiveness of our hedging program include volatility of the currency markets and availability of hedging instruments.

For the year ended September 30, 2001, we recorded approximately $1,119,000 as an increase to net sales related to the changes in the fair value of our derivative contracts.

Derivatives and Hedging Activities

We use derivatives to reduce our exposure to fluctuations in foreign currencies. Foreign currency forward contracts, are used to hedge the foreign currency market exposures underlying forecasted sales transactions with customers. As of September 30, 2001, we have foreign currency contracts outstanding of approximately $7,493,000 against the delivery of the Euro. The contracts expire through January 2002. Our accounting policies for these instruments are based on its designation of such instruments as hedging transactions. We do not enter into such contracts for speculative purposes. We record all derivatives on the balance sheet at net fair value. As of September 30, 2001, a current liability of $170,077 reflecting the net fair value of our derivatives was recorded on the balance sheet and is included as a component of accrued expenses.

For the year ended September 30, 2001, we recorded approximately $1,119,000 as an increase to net sales related to the changes in the fair value of our derivative contracts.

Recent Accounting Pronouncements

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which addresses whether consideration from a vendor to a reseller of the vendor's products is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue recognized in the vendor's income statement or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's income statement. EITF 00-25 should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001.

The majority of vendor consideration granted by the Company relates to co-op advertising agreements with the Company's retail customers. Based on the requirements of EITF 00-25, the Company has properly included these costs as a component of selling, general and administrative expenses for all periods presented. In the opinion of management, it appears that the effect of all other vendor consideration arrangements would not have a material effect on the statement of operations based on the requirements of the pronouncement.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after July 1, 2001. It also requires, upon adoption of SFAS 142, that we reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidelines in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

Our previous business combinations were accounted for using the purchase method. As of September 30, 2001, the net carrying value of goodwill was $0 and other intangible assets is $16,400. Amortization expense during the year ended September 30, 2001 was approximately $106,000. We have written off all of our goodwill as of September 30, 2001 and adoption of SFAS 141 and SFAS 142 will not have a material impact on us.

Consolidated Statement of Operations Data Years ended September 30,	2001	2000	1999	1998	1997
	(in thousands, except for per share amounts)				
Net Sales	$ 50,910	$ 66,292	$ 58,602	$ 38,757	$ 25,613
Cost of sales	42,056	54,425	43,027	28,643	19,962
Gross Profit	8,854	11,867	15,575	10,114	5,651
Selling, general and administrative expenses	10,282	12,231	9,865	7,244	4,283
Research & development Expenses	1,510	1,666	1,257	808	560
Impairment of goodwill	702	-	-	-	-
Litigation settlement	213	-	-	-	-
Income (loss) from operations	(3,853)	(2,030)	4,453	2,062	808
Other Income (Expense):					
Interest income	42	104	201	236	243
Interest expense	(31)	(15)	-	-	-
Life insurance proceeds	2,000	-	-	-	-
Foreign currency	(16)	(243)	(61)	184	(9)
Other, net	7	1	-	-	-
Income (loss) before taxes on income, (benefit) on loss	(1,851)	(2,183)	4,593	2,482	1,042
Income tax (benefit) provision	(333)	(1,184)	1,602	1,027	150
Increase (reduction) in deferred tax valuation allowance	1,083	-	(127)	(503)	(94)
Net tax provision (benefit)	750	(1,184)	1,475	524	56
Income (loss) before cumulative effect of a change in accounting principle	(2,601)	(999)	3,118	1,958	986
Cumulative effect of a change in accounting principle	319	-	-	-	-
Net income (loss)	$ (2,282)	$ (999)	$ 3,118	$ 1,958	$ 986
Per share results-basic:					
Income (loss) before cumulative effect of a change in accounting principle	$ (0.29)	$ (0.11)	$ 0.36	$ 0.22	$ 0.11
Cumulative effect of a change in accounting principle	$ 0.03	$ -	$ -	$ -	$ -
Net income (loss) per share-basic	$ (0.26)	$ (0.11)	$ 0.36	$ 0.22	$ 0.11
Per share results-diluted:					
Income (loss) before cumulative effect of a change in accounting principle	$ (0.29)	$ (0.11)	$ 0.33	$ 0.21	$ 0.11
Cumulative effect of a change in accounting principle	$ 0.03	$ -	$ -	$ -	$ -
Net income (loss) per share-diluted	$ (0.26)	$ (0.11)	$ 0.33	$ 0.21	$ 0.11
Weighted average shares outstanding:					
Basic	8,910	8,837	8,632	8,806	8,854
Diluted	8,910	8,837	9,480	9,354	8,870
Consolidated Balance Sheet Data (at period end):					
Working capital	$ 10,258	$ 11,767	$ 12,533	$ 9,536	$ 8,689
Total assets	18,784	26,315	27,728	22,897	14,471
Stockholders' equity	11,186	13,654	13,322	10,037	8,966

Note: All per share amounts and weighted average shares have been retroactively restated to reflect a two for one stock split effective March 27, 2000

	September 30, 2001	September 30, 2000
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 4,422,239	$ 2,744,855
Accounts receivable, net of various allowances of $2,867,000 and $ 2,850,000	4,243,594	6,172,993
Income taxes receivable	501,000	1,496,045
Inventories, net	8,171,567	12,289,975
Prepaid expenses and other current assets	518,265	456,431
Deferred tax assets	-	1,267,797
Total current assets	17,856,665	24,428,096
Property, plant and equipment, net	825,847	977,030
Goodwill and other intangible assets, net	16,400	824,519
Security deposits and other non current assets	85,228	85,228
	$ 18,784,140	$ 26,314,873
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current Liabilities:		
Accounts payable	$ 5,732,971	$ 10,481,714
Accrued expenses	1,585,023	952,482
Income taxes payable	280,528	227,000
Loan payable	-	1,000,000
Total current liabilities	7,598,522	12,661,196
Stockholders' Equity		
Common stock $.01 par value; 25,000,000 shares authorized, 9,364,359 and 9,312,578 issued, respectively	93,644	93,126
Additional paid-in capital	12,164,243	12,046,421
Retained earnings	566,497	2,848,194
Accumulated other comprehensive loss	(267,204)	-
Treasury stock, at cost, 465,086 and 429,602 shares, respectively	(1,371,562)	(1,334,064)
Total stockholders' equity	11,185,618	13,653,677
	$ 18,784,140	$ 26,314,873

See accompanying notes to consolidated financial statements

	Years ended September 30, 2001	2000	1999
Net sales	$ 50,910,463	$ 66,292,491	$ 58,601,611
Cost of sales	42,056,859	54,424,998	43,027,106
Gross profit	8,853,604	11,867,493	15,574,505
Selling, general and administrative expenses	10,282,474	12,231,613	9,865,219
Research & development expenses	1,510,092	1,665,600	1,256,536
Write off of goodwill	701,919	-	-
Litigation settlement	212,500	-	-
Income (loss) from operations	(3,853,381)	(2,029,720)	4,452,750
Other Income (expense):			
Interest income	42,137	104,485	201,392
Interest expense	(30,833)	(15,134)	-
Life insurance proceeds	2,000,000	-	-
Foreign currency	(15,863)	(242,479)	(61,514)
Other, net	6,740	(439)	-
Total other income (expense)	2,002,181	(153,567)	139,878
Income (loss) before taxes on income	(1,851,200)	(2,183,287)	4,592,628
Income tax provision (benefit)	749,497	(1,184,072)	1,475,000
Income (loss) before cumulative effect of a change in accounting principle	(2,600,697)	(999,215)	3,117,628
Cumulative effect of a change in accounting principle	319,000	-	-
Net income (loss)	$ (2,281,697)	$ (999,215)	$ 3,117,628
Per share results-basic:			
Income (loss) before cumulative effect of a change in accounting principle	$ (0.29)	$ (0.11)	$ 0.36
Cumulative effect of a change in accounting principle	$ 0.03	-	-
Net income (loss) per share-basic	$ (0.26)	$ (0.11)	$ 0.36
Per share results-diluted			
Income (loss) before cumulative effect of a change in accounting principle	$ (0.29)	$ (0.11)	$ 0.33
Cumulative effect of a change in accounting principle	$ 0.03	-	-
Net income (loss) per share-diluted	$ (0.26)	$ (0.11)	$ 0.33

See accompanying notes to consolidated financial statements

consolidated statements of other comprehensive income (loss)

Hauppauge Digital and Subsidiaries

	Years ended September 30,		
	2001	2000	1999
Other comprehensive income (loss):			
Net income (loss)	$ (2,281,697)	$ (999,215)	$ 3,117,628
Foreign currency translation loss	(267,204)	-	-
Other comprehensive income (loss)	$ (2,548,901)	$ (999,215)	$ 3,117,628

See accompanying notes to consolidated financial statements

consolidated statements of stockholders' equity

Hauppauge Digital and Subsidiaries

	Common Stock				Accumulated Other		
	Number of shares	Amount	Additional Paid in Capital	Retained Earnings	Comprehensive Income (loss)	Treasury Stock	Total
BALANCE AT OCTOBER 1, 1998	9,002,804	$ 90,028	$ 10,420,693	$ 729,781	-	$ (1,203,604)	$ 10,036,898
Net income for the year ended September 30, 1999	-	-	-	3,117,628	-	-	3,117,628
Purchase of treasury stock	-	-	-	-	-	(63,525)	(63,525)
Exercise of Stock Options	117,200	1,172	191,519	-	-	-	192,691
Compensation in options for consulting services	-	-	36,000	-	-	-	36,000
Stock issued to pay bonuses	600	6	2,393	-	-	-	2,399
BALANCE AT SEPTEMBER 30, 1999	9,120,604	$ 91,206	$ 10,650,605	$ 3,847,409	-	$ (1,267,129)	$ 13,322,091
Net(loss) for the year ended September 30, 2000	-	-	-	(999,215)	-	-	(999,215)
Exercise of Stock Options	190,274	1,903	452,830	-	-	(66,935)	387,798
Tax benefit related to Stock Options exercised by employees	-	-	883,000	-	-	-	883,000
Compensation in options for consulting services	-	-	38,004	-	-	-	38,004
Stock issued to pay bonuses	1,700	17	21,982	-	-	-	21,999
BALANCE AT SEPTEMBER 30, 2000	9,312,578	$ 93,126	$ 12,046,421	$ 2,848,194	-	$ (1,334,064)	$ 13,653,677
Net (loss) for the year ended September 30, 2001	-	-	-	(2,281,697)	-	-	(2,281,697)
Purchase of treasury stock	-	-	-	-	-	(37,498)	(37,498)
Exercise of Stock Options	11,000	110	15,712	-	-	-	15,822
Foreign currency translation loss	-	-	-	-	(267,204)	-	(267,204)
Compensation in options for consulting services	-	-	38,004	-	-	-	38,004
Stock issued to pay bonuses	800	8	1,755	-	-	-	1,763
Stock issued through Employee Stock Purchase plan	39,981	400	62,351	-	-	-	62,751
BALANCE AT SEPTEMBER 30, 2001	9,364,359	$ 93,644	$ 12,164,243	$ 566,497	$ (267,204)	$ (1,371,562)	$ 11,185,618

See accompanying notes to consolidated financial statements

	Years ended September 30, 2001	2000	1999
Cash Flows From Operating Activities:			
Net (loss) income	$ (2,281,697)	$ (999,215)	$ 3,117,628
Adjustments to reconcile net (loss) income to net cash Provided by (used in) operating activities:			
Depreciation and amortization	1,102,357	265,904	158,967
Provision for uncollectible accounts receivable	10,000	30,000	35,000
Provision for inventory reserve	1,862,776	1,000,000	-
Deferred tax expense (benefit)	1,082,797	(790,723)	120,057
Tax benefit related to options exercised by employees	-	883,000	-
Other non cash items	39,768	60,003	38,399
Changes in current assets and liabilities:			
Accounts receivable	1,919,399	770,459	(511,289)
Income taxes receivable	995,045	(1,496,045)	-
Inventories	2,255,632	(332,536)	(4,405,342)
Prepaid expenses and other current assets	(61,834)	(48,515)	60,847
Other assets	-	(15,009)	-
Accounts payable	(4,748,743)	(727,063)	1,711,774
Accrued expenses and income taxes	871,068	(2,017,234)	(166,837)
Total adjustments	5,328,265	(2,417,759)	(2,958,424)
Net cash provided by (used in) operating activities	3,046,568	(3,416,974)	159,204
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(143,055)	(449,304)	(431,288)
Business acquisition, net of cash acquired	-	(899,587)	-
Other	-	-	(16,012)
Net cash used in investing activities	(143,055)	(1,348,891)	(447,300)
Cash Flows From Financing Activities:			
Loan repayments	(1,000,000)	-	-
Proceeds from loan	-	1,000,000	-
Proceeds from employee stock purchases	78,573	387,798	192,691
Purchase of treasury stock	(37,498)	-	(63,525)
Net cash (used in) provided by financing activities	(958,925)	1,387,798	129,166
Net increase (decrease) in cash and cash equivalents	1,944,588	(3,378,067)	(158,930)
Effect of exchange rate changes on cash and cash equivalents	(267,204)	-	-
Cash and cash equivalents, beginning of year	2,744,855	6,122,922	6,281,852
Cash and cash equivalents, end of year	$ 4,422,239	$ 2,744,855	$ 6,122,922
Supplemental disclosures:			
Interest paid	$ 24,546	$ 8,180	-
Income taxes paid	$ 4,506	$ 503,217	$ 1,971,561
Supplemental disclosure of non cash financing activities:			
Shares exchanged for exercise of stock options	-	$ 66,935	-

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hauppauge Digital, Inc. and its wholly-owned subsidiaries, Hauppauge Computer Works, Inc., HCW Distributing Corp., Eskape Acquisition Corporation and Hauppauge Digital Europe S.à.r.l. and its wholly-owned subsidiaries, Hauppauge Digital Asia Pte Ltd, Hauppauge Computer Works, GmbH, Hauppauge Computer Works, Ltd., and Hauppauge Computer Works S.à.r.l. All inter-company accounts and transactions have been eliminated.

Nature of Business

The Company is primarily engaged in the design, manufacture and marketing of WinTV® video computer boards and video conferencing boards. The Company relies primarily upon one subcontractor with locations in Hungary and Malaysia to manufacture its products. WinTV® boards convert moving video images from cable TV, video cameras or a VCR to a digital format which is displayed in a sizable window on a PC monitor. These video images can be viewed simultaneously with normal PC operations such as word processing programs and spreadsheet applications. The WinTV® board is marketed worldwide through retailers, distributors, original equipment manufacturers and manufacturers' representatives. Net sales to international and domestic customers were approximately 77% and 23%, 71% and 29%, and 73% and 27% of total sales for the years ended September 30, 2001, 2000 and 1999, respectively. The Company operates in one segment. It maintains sales offices in both Europe and Asia.

Net sales to customers by geographic location consist of:

	Years ended September 30,		
Sales to:	2001	2000	1999
United States	23%	29%	27%
Germany	41%	40%	43%
United Kingdom	12%	11%	13%
France	6%	5%	6%
Asia	7%	4%	-
Italy	2%	-	-
Netherlands	1%	1%	2%
Other Countries	8%	10%	9%
Total	100%	100%	100%

Net long lived assets located in the United States Europe and Asia locations were approximately 78%, 16% and 6% of total net long lived assets, respectively, at September 30, 2001, and 85%, 8% and 7%, respectively, at September 30, 2000.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times such cash in banks are in excess of the FDIC insurance limit. Concentration of credit risk with respect to accounts receivable exists because the Company operates in one industry (also see Note 7). Although the Company operates in one industry segment, it does not believe that it has a material concentration of credit risk either from an individual counter party or a group of counter parties, due to the large and diverse user group for its products. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible amounts.

Shipping and Handling Costs

On October 1, 2000, the Company adopted the classification requirements for shipping and handling fees and costs as required under EITF No. 00-10, "Accounting for Shipping and Handling Fee Costs." Accordingly, shipping and handling fee costs, which historically were included in Selling, General and Administrative expenses are recorded in Cost of Sales. Prior periods have been restated to conform with this presentation.

Revenue Recognition

The Company records revenue when its products are shipped. The Company generally has no significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable and product returns are reasonably estimatable. Provisions for estimated sales allowances and returns are accrued at the time revenues are recognized based on historical experience. The sales return reserve is evaluated on a quarterly basis. Adjustments to these estimates are made in the period of the product return.

Price protection is typically granted to the Company's distributors on their existing inventory if the Company reduces the sales price on current product offerings. At the time of a price reduction, the Company accrues a charge against sales for the difference between the value of the distributor's inventory at its new price compared to the distributor's inventory at its original cost.

Warranty Policy

The Company warrants that its products are free from defects in material and workmanship for a period of one year from the date of initial retail purchase. The warranty does not cover any losses or damage that occur as a result of improper installation, misuse or neglect and repair or modification by anyone other than the Company or its authorized repair agent. The Company accrues anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale.

Inventories

Inventories are valued at the lower of cost (principally average cost) or market. A reserve has been provided to reduce obsolete and/or excess inventory to its net realizable value.

Property, Plant and Equipment

Depreciation of office equipment and machinery and amortization of leasehold improvements is provided for using both accelerated and straight line methods over the estimated useful lives of the related assets as follows:

- Office Equipment and Machinery: 5 to 7 years
- Leasehold improvements: Asset life or lease term, whichever is shorter

Goodwill and Intangibles assets

The net assets of businesses purchased have been recorded at their fair value at the acquisition date, and the consolidated financial statements include their operations from that date. Any excess of acquisition costs over the fair value of identifiable net assets acquired is included in goodwill and is amortized on a straight line basis over periods not exceeding 10 years. (See Note 10)

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the temporary differences in the tax bases of the assets or liabilities and their reported amounts in the financial statements.

Long-Lived Assets

Long-lived assets, such as property and equipment and goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. (See Note 10)

Research and Development

Expenditures for research and development are charged to expense as incurred.

Foreign Currency Translations and Transactions

The Company's Asian subsidiary reports its financial position and results of operations in the reporting currency of the Company.

The financial position and results of operations of the Company's European subsidiaries are determined using Euros as the functional currency. Certain assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Euro-denominated income statement accounts that pertain to sales are translated at the average monthly forward exchange contract rate. Currencies other than Euros (primarily British Pound Sterling) and Euro accounts other than sales are translated at the average prevailing exchange rate during the year. Translation adjustments arising from the translation to U.S. dollars at differing exchange rates are included in the accumulated other comprehensive loss account in stockholders' equity. Gains and losses resulting from transactions that are denominated in currencies other than Euros are included in earnings as a component of other income. During the year ended September 30, 2001, the Company recorded a charge to stockholders' equity for other comprehensive loss of $267,204, related to the translation of foreign financial statements. Prior to September 30, 2000, the Company maintained its functional currency in U.S. dollars.

Derivatives and Hedging Activities

The Company uses derivatives to reduce its exposure to fluctuations in foreign currencies. Derivative products, such as foreign currency forward contracts, are used to hedge the foreign currency market exposures underlying forecasted sales transactions with customers. The Company's accounting policies for these instruments are based on its designation of such instruments as hedging transactions. The Company does not use derivative instruments for purposes other than hedging. The Company records all derivatives on the balance sheet at fair value. As of September 30, 2001, a current liability of $170,077 reflecting the fair value of the Company's derivatives was recorded on the balance sheet. The Company recognizes gains and losses on derivative contracts as an adjustment to net sales.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure of variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated Other Comprehensive Income (Loss) (a component of stockholders' equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e. the ineffective portion and any portion of the derivative excluded from the assessment of effectiveness) is recognized in earnings in the current period. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. To date, none of the Company's derivatives qualify for hedge accounting.

The effect of implementing SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", which was adopted on October 1, 2000, is presented in this annual report on form 10-K as a cumulative effect of a change in accounting principle.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments, including cash, accounts receivable and accounts payable, approximate fair value as of September 30, 2001 because of the relatively short term maturity of these instruments.

Net income (loss) per share

Basic net income (loss) per share includes no dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflect, in periods in which they have a dilutive effect, the dilution which would occur upon the exercise of stock options. A reconciliation of the shares used in calculating basic and diluted earnings (loss) per share follows:

	Years ended September 30,		
	2001	2000	1999
Weighted average shares outstanding-basic	8,910,117	8,837,256	8,632,432
Common stock equivalents-stock options	-	-	847,316
Weighted average shares outstanding-diluted	8,910,117	8,837,256	9,479,748

Options to purchase 1,827,326, 1,610,226 and 95,000 shares of common stock at prices ranging $1.05 to $ 10.06, $1.35 to $10.06 and $8.75, respectively, were outstanding as of September 30, 2001, 2000 and 1999, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

Stock Based Compensation

The Company accounts for its stock option awards under the intrinsic value based method of accounting as prescribed by APB Opinion Number 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company discloses the pro forma impact on net income and earnings per share as if the fair value based method had been applied as required by SFAS No. 123, "Accounting for Stock Based Compensation".

Recent Accounting Pronouncements

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which addresses whether consideration from a vendor to a reseller of the vendor's products is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue recognized in the vendor's income statement or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's income statement. EITF 00-25 should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001.

The majority of vendor consideration granted by the Company relates to co-op advertising agreements with the Company's retail customers. Based on the requirements of EITF 00-25, the Company has properly included these costs as a component of selling, general and administrative expenses for all periods presented. In the opinion of management, it appears that the effect of all other vendor consideration arrangements would not have a material effect on the statement of operations based on the requirements of the pronouncement.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognizes acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidelines in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company completes a transitional goodwill impairment test six months from the date of adoption.

The Company's previous business combinations were accounted for using the purchase method. As of September 30, 2001, the net carrying value of goodwill was $0 and other intangible assets is $16,400. Amortization expense during the year ended September 30, 2001 was approximately $106,000. The Company has written off all of its goodwill as of September 30, 2001 and adoption of SFAS 141 and SFAS 142 will not have a material impact on the Company.

2. Inventories

Inventories consist of the following:

	September 30	
	2001	2000
Component Parts	$ 2,421,420	$ 6,059,247
Work in Process	92,070	111,446
Finished Goods	5,658,077	6,119,282
	$ 8,171,567	$ 12,289,975

In recognition of the current year's sales decline which primarily occurred in the third and fourth quarters of fiscal 2001, slower sales of older product lines and engineering changes to products during the latter part of fiscal 2001, the Company reviewed the net realizable value of its inventory. The Company deemed it necessary to increase its reserve for obsolete and slow moving inventory. An additional reserve of approximately $1,863,000 was recognized during the fourth quarter of fiscal 2001 and charged to cost of sales. A reserve of approximately $1,200,000 was recognized during fiscal 2000.

3. Property, Plant and Equipment

The following is a summary of property, plant and equipment:

	September 30	
	2001	2000
Office Equipment and Machinery	$ 1,814,859	$ 1,670,762
Leasehold Improvements	69,413	69,413
	1,884,272	1,740,175
Less: Accumulated depreciation and amortization	1,058,425	763,145
	$ 825,847	$ 977,030

Depreciation expense totaled $ 294,238, $ 230,421 and $ 159,962 for the total years ended September 30, 2001, 2000 and 1999, respectively.

4. Income Taxes

The Company's income tax provision consists of the following:

	Years ended September 30,		
	2001	2000	1999
Current tax expense (benefit):			
Federal income tax (benefit)	$ (439,985)	$ (473,452)	$ 1,125,234
State income taxes (benefit)	(61,015)	(46,897)	129,709
Foreign income taxes	167,700	127,000	100,000
Total current	$ (333,300)	$ (393,349)	$ 1,354,943
Deferred tax expense (benefit):			
Federal	969,103	(707,489)	107,417
State	113,694	(83,234)	12,640
Total deferred	1,082,797	(790,723)	120,057
Total taxes on income	$ 749,497	$ (1,184,072)	$ 1,475,000

Components of deferred taxes are as follows:

Components of deferred taxes are as follows:

	September 30 2001	2000
Deferred tax assets:		
Net operating loss carry forwards	$ 1,221,034	$ 47,612
Tax credit carry forward	150,000	150,000
Inventory reserves	1,254,000	573,657
Warranty reserve	8,132	23,142
Allowance for doubtful accounts	69,253	62,700
Deferred rent payments	41,632	41,632
Capitalized inventory costs	146,710	80,790
Sales return reserve	289,826	286,026
Goodwill amortization	-	3,725
Other reserves	(58,295)	(1,487)
Total deferred assets	3,122,292	1,267,797
Valuation allowance	(3,122,292)	-
Net deferred assets	$ -	$ 1,267,797

As of September 30, 2001, the Company had $125,295 of restricted net operating losses, (which expire in the years through 2010) and $3,087,952 of unrestricted net operating losses (which expire through 2021) available to offset future taxable income. As of September 30, 2001, the Company was able to utilize $1,294,000 of the current year's net operating loss as a carry back against 1999 taxable income. As of September 30, 2001, the Company recorded an income tax receivable for $501,000, relating to the anticipated refund of taxes paid for fiscal 1999. In addition, as of September 30, 2001, the Company has a tax credit carry forward for research and development expenses totaling $150,000.

As of September 30, 2000, the Company was able to utilize the current year's loss and the $883,000 benefit received from the exercise of employee stock options to carry back the net operating loss against prior year taxes paid totaling $ 1,496,045.

For the last two fiscal years, the Company's domestic operation has incurred losses. On September 30, 2000, the Company's domestic operation had a deferred tax benefit of $1,267,997. The Company analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 and it concluded that under the present circumstances, it would be appropriate for the Company to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to the Company's tax provision for approximately $1,082,000.

The difference between the actual income tax provision (benefit) and the tax provision (benefit) computed by applying the Federal statutory income tax rate of 34% to the income before income tax is attributable to the following:

	Years ended September 30, 2001	2000	1999
Income tax (benefit) at federal statutory rate	$ (629,408)	$ (742,318)	$ 1,561,494
Increase (reduction) in deferred income tax valuation allowance	3,122,292	-	(127,000)
Reduction of prior year tax liability	(300,000)	-	-
Permanent differences-life insurance	(680,000)	-	-
Permanent differences-other	11,590	57,283	48,356
Income taxed at lower than statutory rates	(822,579)	(387,418)	(159,219)
State income taxes, (benefit) net of federal benefit	(34,768)	(85,886)	85,608
Foreign income taxes	167,700	127,000	100,000
Research and Development credit	-	(150,000)	(100,000)
Other	(85,330)	(2,733)	65,761
Taxes (benefit) on income	$ 749,497	$ (1,184,072)	$ 1,475,000

Effective October 1, 1999, the Company restructured its foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation which functions as the entity which services the Company's European customers. The new structure created separate domestic and foreign tax entities, with the new Luxembourg entity paying a license fee to the Company's domestic operation for use of the Hauppauge name.

For the years ended September 30, 2001 and 2000 the Company's domestic operation incurred a pretax loss of $3,951,550 and $3,138,484, respectively, and the Company's international operations had pretax net income of $ 2,419,350 and $955,197, respectively. The Company's European distribution subsidiary came into existence subsequent to the close of the fiscal year ended September 30, 1999.

5. Line of Credit

On April 5, 2001 the Company extended its agreement with Chase Manhattan Bank, to provide it with a $6,500,000 credit facility. The facility allows the Company, at its option, to borrow at prime rate, which was 6% at September 30, 2001 or 1.25% above the London Interbank Offered Rate. The facility is secured by the Company's assets, and expires on March 31, 2002. As of September 30, 2001 and 2000, the Company had borrowings of $0 and $1,000,000, respectively, under this line of credit.

6. Stockholders' Equity

a. Treasury Stock

On November 8, 1996, the Company approved a stock repurchase program for the repurchase of up to 600,000 shares of its own Common Stock. The repurchased shares will be used by the Company for certain employee benefit programs. As of September 30, 2001 and 2000, 465,086 and 429,602 treasury shares with an accumulated cost of $1,371,562 and $ 1,334,064 and average prices of $ 2.95 and $3.11 were held by the Company as treasury shares.

b. Stock Compensation Plans

In August 1994, the Company adopted an Incentive Stock Option Plan ("ISO"), as defined in section 422(A) of the Internal Revenue Code. Pursuant to the ISO, 400,000 options may be granted for up to ten years with exercise prices at the fair market value of the common stock at the date of the grant. As of September 30, 2001, 2000 and 1999, 151,000, 168,000 and 221,600 options were outstanding, respectively, ranging in prices from $1.35 to $2.55. All amounts have been adjusted for the March 27, 2000 two for one stock split.

On December 14, 1995, the Board of Directors authorized the adoption of the 1996 Non-Qualified Stock Option Plan (the "1996 Non-Qualified Plan") which was approved by the Company's stockholders on March 5, 1996. The 1996 Non-Qualified Plan authorizes the grant of 500,000 shares. The plan terminates on March 5, 2006. This plan does not qualify for treatment as an incentive stock option plan under the Internal Revenue Code. There are various tax benefits which could accrue to the Company upon exercise of non-qualified stock options that may not be available to the Company upon exercise of qualified incentive stock options. The purpose of the plan is to provide the Company greater flexibility in rewarding key employees, consultants, and other entities without burdening the Company's cash resources. As of September 30, 2001, 2000 and 1999, 328,804, 281,304 and 318,000 options ranging in prices from $1.35 to $10 were outstanding under the 1996 Non-Qualified Plan. All amounts have been adjusted for the March 27, 2000 two for one stock split.

On December 17, 1997 the Company's Board of Directors adopted and authorized a new incentive stock option plan ("1997 ISO") pursuant to section 422A of the Internal Revenue Code. This plan was approved by the Company's stockholders at its March 12, 1998 annual stockholders' meeting. The 1997 ISO plan as adopted authorizes the grant of 700,000 shares of common stock, subject to adjustment as provided in the plan. This plan terminates on December 16, 2007. The options terms may not exceed ten years. Options cannot be granted at less than 100% of the market value at the time of grant. Options granted to employees who own more the 10% of the Company's outstanding common stock cannot be granted at less than 110% of the market value at the time of grant. As of September 30, 2001, 2000 and 1999, 603,822, 611,722 and 669,900 options were outstanding with exercise prices from $2.25 to $ 10.06. All amounts have been adjusted for the March 27, 2000 two for one stock split.

The Company's Board of Directors on May 9, 2000 adopted the 2000 Performance and Equity Incentive Plan (the "2000 Plan"). This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. The purpose of the 2000 Plan is to attract, retain and motivate key employees, directors and non-employee consultants.

The 2000 Plan as adopted reserves 500,000 shares of common stock to be issued pursuant to stock options grants or other awards, subject to adjustment for any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or any other changes on corporate structure affecting the common stock. This plan is to be administered by the Board of Directors. Grants of awards to non-employee directors require the approval of the Board of Directors.

This plan allows the granting of options as either incentive stock options or non-qualified options. Non-employee directors and non-employee consultants may only be granted Non-Qualified Stock Options. Incentive stock options are priced at the market value at the time of grant and shall be exercisable no more than ten years after the date of the grant. Incentive stock options granted to employees who own 10% or more of the Company's combined voting power cannot be granted at less than 110% of the market value at the time of grant. Non-qualified options shall be granted at a price determined by the Board of Directors and shall be exercisable no more than 10 years and one month after the grant. The aggregate fair market value of shares subject to an incentive stock option granted to an optionee in any calendar year shall not exceed $100,000. As of September 30, 2001 and 2000, 263,700 and 69,200 shares have been issued from this plan at an average price $2.53.

The Company's Board of Directors on May 9, 2000 adopted the Employee Stock Purchase Plan. This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. This plan is intended to provide the Company's full- time employees an opportunity to purchase an ownership interest in the Company through the purchase of common shares. The Company has reserved 100,000 common shares for issuance under the plan. This plan is to be administered by the Board of Directors. Employees who have completed six months of employment and who work more than 20 hours per week for more than five months in the year are eligible to participate in the plan. The employee may elect to payroll deductions up to 10% per pay period. The purchase price shall either be the lower of 85% of the closing price on the offering commencement date or the offering termination date. No employee will be granted an option to purchase common shares if such employee would own shares or holds options to purchase shares which would cause the employee to own more than 5% of the combined voting power of all classes of stock. Non-employees are not eligible to participate. This plan terminates on December 31, 2003. The maximum number of shares that may be issued in any quarterly offering is 10,000, plus unissued shares from prior offerings whether offered or not. As of September 30, 2001, 39,981 common shares were purchased under this plan.

The Company accounts for its stock option awards under the intrinsic value based method, as prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the employees stock options equals the market price of the underlying stock at the date of the grant, no compensation is cost is recognized.

SFAS Statement 123 "Accounting for Stock Based Compensation," ("SFAS 123") requires the Company to provide pro forma information regarding net income or (loss) and net income or (loss) per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999: risk free interest rates of 4.25%, 5.25% and 4.25%, volatility factor of the expected market price of the Company's stock of 40%, 40% and 35% and expected lives of either five or ten years. The weighted average fair value ranges of options granted in 2001, 2000 and 1999 were $.57 to $1.72, $2.27 to $4.60 and $.86 to $3.33, respectively.

Under the accounting provisions of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended September 30,		
	2001	2000	1999
Net income (loss):			
As reported	$ (2,281,697)	$ (999,215)	$ 3,117,628
Pro forma	(2,569,893)	(1,283,184)	2,749,697
Net income (loss), per share:			
As reported			
Basic	$ (0.26)	$ (0.11)	$ 0.36
Diluted	$ (0.26)	$ (0.11)	$ 0.33
Pro Forma			
Basic	$ (0.29)	$ (0.15)	$ 0.32
Diluted	$ (0.29)	$ (0.15)	$ 0.29

A summary of the status of the Company's fixed options plans as of September 30, 2001, 2000 and 1999 and changes during the years ending those dates is presented below:

	ISO	Weighted Average Exercise Price	Non Qualified	Weighted Average Exercise Price
Balance at September 30, 1998	630,700	$ 2.05	460,000	$ 1.82
Granted	394,000	4.32	218,000	4.01
Exercised	(117,200)	1.65	-	-
Forfeited	(16,000)	1.98	-	-
Balance at September 30, 1999	891,500	$ 3.12	678,000	$ 2.53
Granted	111,700	6.08	43,300	5.25
Exercised	(110,278)	2.33	(79,996)	2.53
Forfeited	(44,000)	6.91	-	-
Balance at September 30, 2000	848,922	$ 3.40	641,304	$ 2.71
Granted	194,500	1.38	47,500	3.99
Exercised	(11,000)	1.43	-	-
Forfeited	(13,900)	4.73	-	-
Balance at September 30, 2001	1,018,522	$ 3.02	688,804	$ 2.80
Options exercisable at September 30, 2001	430,062	$ 3.13	569,164	$ 2.21

The following table summarizes information about stock options outstanding at September 30, 2001:

Options Outstanding Range of Exercise Prices	Weighted Average Number Outstanding	Weighted Remaining Contractual Life	Options Exercisable Average Exercise Price	Weighted Number Exercisable	Average Exercise Price
$ 1.35	44,204	1.4 years	$ 1.35	10,004	$1.35
1.50	48,000	4.4	1.50	48,000	1.50
1.58	360,000	4.3	1.58	360,000	1.58
1.47	1,600	1.8	1.47	-	-
1.86	33,200	.6	1.86	33,200	1.86
2.07	9,000	2.0	2.07	3,000	2.07
2.55	180,000	1.3	2.55	180,000	2.55
2.32	120,000	6.3	2.32	96,000	2.32
2.25	124,500	.4	2.25	34,100	2.25
3.87	10,000	2.3	3.22	10,000	3.87
10.00	50,000	2.8	10.00	20,000	10.00
3.94	250,322	2.5	3.94	99,422	3.94
2.82	60,000	2.0	2.82	40,000	2.82
8.75	20,000	2.7	8.75	11,000	8.75
10.06	10,000	3.3	10.06	2,000	10.06
5.25	75,300	3.8	5.25	26,160	5.25
5.78	69,200	3.8	5.78	13,840	5.78
3.99	47,500	4.1	3.99	12,500	3.99
1.35	194,500	4.3	-	-	
	1,707,326			999,226	

c. Stockholders' Rights Agreements

On July 19, 2001, the Company's Board of Directors adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of July 20, 2001 (the "Rights Agreement") between the Company and North American Transfer Company as Rights Agent. Pursuant to the Rights Agreement, one Right will be issued for each share of common stock, par value $0.01 per share, of the Company ("Common Stock") outstanding as of August 5, 2001. Each of the Rights will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $11.00 per share, subject to adjustment. The Rights generally will not become exercisable unless and until, among other things, any person acquires 10% to 12% or more of the outstanding Common Stock or makes a tender offer to acquire 10% or more of the outstanding Common Stock. The 10% threshold will not be applicable to institutional investors who stay below a 20% ownership level and who report their ownership on a Schedule 13G under the Securities Exchange Act of 1934. In addition, stockholders of more than 10% of the Common Stock as a of July 19, 2001 will be grandfathered at a their current level plus 1% unless they later fall below the 10% threshold. The Rights are redeemable under certain circumstances at $0.001 per Right and will expire, unless earlier redeemed or extended, on July 19, 2011.

7. Significant Customer Information

For the years ended September 30, 2001, 2000 and 1999 the Company had no single customer who accounted for more than 10% of net sales. As of September 30, 2001, 2000 and 1999, the Company had fourteen, six and five customers who accounted for 58%, 51% and 66%, respectively of the net accounts receivable.

8. Related Party Transactions

The Company rents its principal office and warehouse space in Hauppauge, New York from a real estate partnership owned by certain of the Company's principal stockholders. The lease term expires on January 31, 2006 and includes an option to extend for three additional years. The lease provides for rent increases of 5% per year. Rent is currently at the annual rate of $391,342 and will increase to $410,909 annually of February 1, 2002. On December 17, 1995 in connection with a re-negotiation of the lease term, the Company granted options to purchase 120,000 shares to a real estate partnership partially owned by the principal stockholder at an exercise price of $1.905 per share, which are exercisable through the lease term. The market price of the option equaled the exercise price at the date of the grant. The effect of imputing the fair value of the options granted was immaterial. The options were still outstanding as of September 30, 2001.

The indebtedness partially incurred by the principal stockholder to purchase the building is also guaranteed by the Company and totaled $890,582 at September 30, 2001.

Minimum annual lease payments to related parties and third parties are as follows:

Years ended September 30,	
2002	$ 671,170
2003	647,527
2004	652,691
2005	647,092
2006	235,372
Total	$ 2,853,852

Rent expense totaled approximately $491,231, $432,196 and $399,166 for the years ended September 30, 2001, 2000 and 1999, respectively. The Company pays the real estate taxes and it is responsible for normal building maintenance.

9. Commitments and Contingencies

a. Litigation

In the normal course of business, the Company is party to various claims and/or litigation. Management and its legal counsel believe that the settlement of all such claims and or/litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

In 1997, the Company licensed a file conversion library for use in its WinTV applications.

On June 14, 2001, the Company received notice that Accusoft Corporation had commenced an action against the Company in the United States District Court for the District of Massachusetts (the "District Court"), alleging that the Company:

- had infringed Accusoft's copyright in certain software in violation of Title 17 of the United States Code
- had violated the terms of its software license by making excess copies of the software without paying additional royalties
- used the software for unauthorized purposes

On July 31, 2001, the Company and Accusoft reached a settlement and release of all claims against the Company in exchange for payment of the settlement amount of $212,500.

The Company has been informed by counsel for the estate of the late Mr. Kenneth Aupperle ("Estate"), the Company's former President, that they have filed a Demand for Arbitration with the American Arbitration Association claiming property rights and interest in the Company, certain amounts due and owing to the Estate based on various corporate agreements with Mr. Aupperle and certain insurance policies, such amount to be no less than $2,500,000. As of the date of filing, the Company has not received a formal acknowledgement from the American Arbitration Association of the said Demand for Arbitration. Management is unable to comment on the merits of the claim without more information from the Estate and/or its counsel. However, based on the preliminary information presented to the Company, management believes that the claim is without merit and will vigorously defend it.

b. Employment Contract

On January 10, 1998, upon the expiration of a prior employment agreement, the Company's chief executive officer entered into a new employment agreement with the Company. The term of the employment agreement was for three years, which is automatically renewed each year unless otherwise not authorized by the Board of Directors. The agreement provides the chief executive officer with an annual base salary of $125,000, $150,000 and $180,000 for the first, second and third year of the contract. For each annual year thereafter, compensation shall be mutually determined, but cannot be less that the preceding year. The contract also provides for a bonus of 2% of operating income (income from operations but before interest and other income) to be paid if the operating income exceeds the prior year's operating earnings by 120%. A 1% bonus on operating income will be paid if the operating income exceeds the prior year's operating by less than 120%. The agreement also obligates the Company to provide certain disability, medical and life insurance, and other benefits. In the event of a change of control as defined in the employment agreement, a one-time bonus shall be paid equal to the executive's average annual compensation, including base compensation, bonus and benefits, received by him during the thirty-six month period preceding the change in control.

c. Forward Exchange Contracts

Due to extensive sales to European customers denominated in local currencies, the Company is a net receiver of currencies other than the U.S. dollar and as such, benefit from a weak dollar and are adversely affected by a strong dollar relative to the major worldwide currencies, especially the Euro and British Pound Sterling. Consequently, changes in exchange rates expose the Company to market risks resulting from the fluctuations in the foreign currency exchange rates to the U.S. dollar. The Company attempts to reduce these risks by entering into foreign exchange forward contracts with financial institutions to protect against currency exchange risks.

As of September 30, 2001, the Company has foreign currency forward contracts outstanding of $7,493,000 against delivery of the Euro. The contracts expire through January, 2002. .

For the year ended September 30, 2001, the Company recorded approximately $1,119,000 as an increase to net sales related to the changes in the fair value of the Company's derivative contracts.

10. Business Acquisition

On June 1, 2000 the Company acquired certain assets of Eskape Labs Inc. ("Eskape"), a California-based company specializing in designing and manufacturing TV and video products for Apple® Macintosh® computers. The purchased assets expand and complement the Company's product line into the Apple® Macintosh® market. The cash price for the acquisition, which was accounted for under the purchase method, was approximately $900,000, including $100,000 for direct transactions costs and a restrictive covenant totaling $50,000. The excess of the acquisition cost over the fair value of identifiable assets acquired totaled approximately $810,000 and was amortized on a straight line basis over 10 years and the restrictive covenant on a straight line basis over two years.

The unaudited supplemental information below summarizes, on a pro forma basis, the Company's results for the year ended September 30, 2000 had the Company's combined at October 1, 1999.

	Year ended September 30, 2000
Net sales	$ 66,410,689
Net income (loss)	(1,707,656)
Earnings (loss) per share	
Basic	$ (0.19)
Diluted	$ (0.19)

Pro forma net income (loss) may not be indicative of actual results, primarily because the pro forma results are historical results of the acquired entity and do not reflect any cost savings that may be obtained from the integration and elimination of redundant functions. The results of operations of Eskape for the year ended September 31, 2001 are included in the results of operations of the Company.

In connection with the acquisition the Company had recorded goodwill of approximately $810,000. As of September 30, 2001, the unamortized balance of goodwill being carried on the Company's books before impairment was $701,919.

Due to changing conditions that occurred during the second half of fiscal 2001, such as declining sales, lost market share and the market changes caused by the introduction of a new Macintosh operating system, the following events and circumstances indicated to the Company that its goodwill asset has been impaired and is not likely to be recovered:

- The Eskape™ Labs division was not profitable during fiscal 2001 and did not contribute, nor is to expected to contribute, any positive cash flow stream
- The asset value was greater than the estimated future cash flows
- Eskape™ Labs division did not fulfill its internal sales forecast for fiscal 2001
- At the time of the acquisition, the Company hired approximately 10 of the Eskape™ Labs' employees, including three from senior management. Only four employees remain.
- Certain Eskape™ Labs products have been deemed by management as slow moving products

In recognition of the above events, the Company recognized an impairment loss during the fourth quarter of fiscal 2001 for the entire remaining goodwill balance of $701,919.

The Company has recorded the impairment loss as a component of income (loss) from operations.

11. Life Insurance Proceeds

On January 29, 2001 the Company's President unexpectedly passed away. Pursuant to key man life insurance policies the Company had on its President, it collected life insurance proceeds in the aggregate of $2 million from these policies, $1 million of which was recorded in the quarter ended June 30, 2001, while the other $1 million was recorded during the quarter ended September 30, 2001. The proceeds were reported on the Company's statement of operations in "Other income (expense)" under the caption " Life insurance proceeds".

12. Quarterly Information (Unaudited)

The following presents certain unaudited quarterly financial data:

(In thousands, except per share data) Quarters ended	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001
Net Sales	$ 17,896	$ 14,495	$ 9,383	$ 9,136
Gross Profit	3,970	3,204	1,733	(53)
Operating income (loss)	731	238	(1,220)	(3,603)
Cumulative effect of a change in Accounting principle	204	-	-	115
Net income (loss)	965	300	195	(3,742)
Per share results-basic:				
Income (loss) before cumulative effect of a Change in accounting principle	$ .09	$ .03	$ .02	$ (.43)
Cumulative effect of a change in Accounting principle	$ .02	-	-	$ .01
Net income (loss) per share basic	$ .11	$ .03	$ .02	$ (.42)
Per share results-diluted:				
Income (loss) before cumulative effect of a Change in accounting principle	$ .08	$ .03	$ .02	$ (.43)
Cumulative effect of a change in Accounting principle	$ .02	-	-	$ .01
Net income (loss) per share basic	$ .10	$ .03	$ .02	$ (.42)

(In thousands, except per share data) Quarters ended	December 31, 1999	March 31, 2000	June 30, 2000	September 30, 2000
Net Sales	$ 22,044	$ 19,525	$ 11,722	$ 13,001
Gross Profit	5,307	3,998	965	2,487
Operating income (loss)	1,822	450	(2,643)	(1,659)
Net income (loss)	1,476	257	(1,755)	(977)
Net income (loss) per share:				
Basic	$ .17	$ .03	$ (.20)	$ (.11)
Diluted	$ .15	$ .03	$ (.20)	$ (.11)

Since the Company sells primarily to the consumer market, it has experienced certain revenue trends. The sales of the Company's products, which are primarily sold through distributors and retailers, have historically been stronger during the Company's first fiscal quarter (October to December), which due to the holiday season, is a strong quarter for computer equipment sales. In addition, the Company's international sales, mostly in the European market, were 77%, 71% and 73% of sales for the years ended September 30, 2001, 2000 and 1999, respectively. Due to this, the Company's sales for its fourth fiscal quarter (July to September) can be potentially impacted by the reduction of activity experienced with Europe during the July and August summer holiday period.

During the 4th quarter of the year ended September 30, 2001, the Company recorded the following adjustments:

- Due to the decline in sales during the third and fourth quarters of the current fiscal year, the Company deemed it necessary to increase its reserve for obsolete and slow moving inventory. An additional reserve of approximately $1,863,000 was recognized during the fourth fiscal quarter of fiscal 2001 and charged to cost of sales (see Note 2).
- The Company analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 as a result of the operating losses incurred in the third and fourth quarters of 2001, and it concluded that under the present circumstances, it would be appropriate for the Company to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to the Company's tax provision for $1,082,000 (see Note 4).
- Due to changing conditions that occurred during the second half of fiscal 2001, such as declining sales, lost market share and the market changes caused by the introduction of a new Macintosh operating system, the Company deemed it necessary to write off approximately $701,000 of goodwill related to its June 2000 acquisition of Eskape Labs (see Note 10).

Report of Independent Certified Public Accountants

BDO

To the Board of Directors and Stockholders of Hauppauge Digital Inc. and Subsidiaries
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Hauppauge Digital, Inc. and Subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of operations, other comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the management of Hauppauge Digital Inc. and Subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hauppauge Digital Inc. and Subsidiaries as of September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Melville, New York
December 6, 2001

(a) The principal market on which our common stock (the "Common Stock") is traded is the over-the counter market. The Common Stock is quoted on the NASDAQ National Market and its symbol is HAUP. The table below sets forth the high and low bid prices of our Common Stock as furnished by NASDAQ. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year Ended September 30, 2001	High	Low
First Quarter	6.13	1.38
Second Quarter	5.03	1.38
Third Quarter	3.18	2.03
Fourth Quarter	2.25	1.05

Fiscal Year Ended September 30, 2000	High*	Low*
First Quarter	14.63	10.06
Second Quarter	48	11.19
Third Quarter	16	8.44
Fourth Quarter	10.25	5.25

* On February 7, 2000, our Board of Directors approved a 2 for 1 stock split effective March 27, 2000. The per share prices reflect the stock split for the periods presented.

(b) We have been advised by our transfer agent, North American Transfer Co. that the approximate number of holders of record of our Common Stock as of June 17, 2002 was 159. We believe there are in excess of 9,000 beneficial holders of our Common Stock.

(c) No cash dividends have been paid during the past two years. We have no present intention of paying any cash dividends in our foreseeable future and intend to use our net income, if any, in our operations.

Executive Offices
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788 U.S.A.

Subsidiaries
Hauppauge Computer Works, Inc.
HCW Distributing Corp.
Hauppauge Digital Europe, S.A.R.L.
Hauppauge Computer Works, S.A.R.L. (France)
Hauppauge Digital Asia Pte, Ltd. (Singapore)
Hauppauge Computer Works, Ltd. (Virgin Islands)
Hauppauge Computer Works, GmbH (Germany)
Hauppauge Computer Works, Ltd. (U.K.)

Transfer Agent
North American Transfer Co.
147 West Merrick Road
Freeport, New York 11520

General Counsel
Certilman Balin Adler & Hyman, LLP
90 Merrick Rd.
East Meadow, NY 11554

Auditors
BDO Seidman, LLP
407 Broadhollow Rd.
Melville, NY 11747

Common Stock
NASDAQ National Market symbol HAUP

Officers and Directors

Kenneth Plotkin
Chairman of the Board and Chief Executive Officer

Dean Cirielli
President and Chief Operating Officer

Gerald Tucciarone
Chief Financial Officer and Treasurer

John Casey
Vice-President of Technology

Benjamin Tan
Corporate Counsel, Secretary

Bernard Herman
Director

Steven J. Kuperschmid
Director. Partner, Certilman Balin Adler & Hyman, LLP

Clive Holmes
Director

Annual Report on form 10-K available

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for September 30, 2001 can be obtained from the Company without charge by writing to:

Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788
Attention: Benjamin Tan, Secretary

Hauppauge!®

91 cabot court
hauppauge
new york
11788
usa

tel: 631 434 1600
fax: 631 434 3198

visit our web site at:
www.hauppauge.com